EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended
	March 31,
(Dollars in thousands)	2009	2008
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 5,406	$ 7,634
Fixed charges (excluding Preferred Stock Dividends)	3,896	4,612
Total earnings	9,302	12,246
Fixed charges:
Interest expense (excluding deposit interest)	3,823	4,548
Rent expense interest factor (1)	73	64
Preferred stock dividends (2)	341	–
Total fixed charges (excluding deposit interest)	4,237	4,612

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	2.20	2.66

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 5,406	$ 7,634
Fixed charges (excluding Preferred Stock Dividends)	10,880	13,077
Total earnings	16,286	20,711

Fixed charges:
Interest expense (including deposit interest)	10,807	13,013
Rent expense interest factor (1)	73	64
Preferred stock dividends (2)	341	–
Total fixed charges (including deposit interest)	11,221	13,077

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.45	1.58

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividend accrued on the Series A Preferred Stock during the period.